

SUPPL 83-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$1,000,000,000
5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000
5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50%
Notes due 15 February 2016 issued on 30 March 2010)

Filed pursuant to Rule 3 of Regulation AD
Dated: January 14, 2011

ADB

Asian Development Bank

January 14, 2011

SEC Mail Processing Section
JAN 14
Washington, DC
122

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of A$1,000,000,000 5.50% Notes due 15 February 2016 (to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) under its Australian Dollar Domestic Medium Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger,

Yours sincerely,



KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$1,000,000,000 principal amount of 5.50% Notes due 15 February 2016 (the "Notes") (to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 14 January 2011 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 14 January 2011, the ADB entered into a Subscription Agreement, filed herewith, with Australia and New Zealand Banking Group Limited, Royal Bank of Canada and Westpac Banking Corporation (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$1,000,000,000 for an issue price of 98.886% (plus accrued interest from 15 August 2010 to the settlement date), less management and underwriting fees and selling concessions of 0.13%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 18 January 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.886%, plus accrued interest from 15 August 2010 to the settlement date.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$333,000,000.00
Royal Bank of Canada	333,000,000.00
Westpac Banking Corporation	334,000,000.00
Total	A$1,000,000,000.00

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	98.886%	0.13%	98.756%
Total	A$988,860,000	A$1,300,000	A$987,560,000

*Plus accrued interest of A$23,320,000 for the period from 15 August 2010 to the settlement date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$18,000*
Listing Fees (Australian Securities Exchange).......	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 14 January 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 14 January 2011.

MALLESONS STEPHEN JAQUES

Subscription Agreement

Dated 14 January 2011

In relation to the
A$1,000,000,000 5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010)

Asian Development Bank ("**Issuer**")

Australia and New Zealand Banking Group Limited
Royal Bank of Canada
Westpac Banking Corporation
("**Lead Managers and Dealers**")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: PJH:AYC

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement.

Parties	**Issuer** and **Lead Managers and Dealers** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Managers and Dealers	Name:	**Australia and New Zealand Banking Group Limited**
	ABN:	11 005 357 522
	Address:	Level 2 20 Martin Place Sydney NSW 2000 Australia
	Telephone:	+61 2 9227 1296
	Fax:	+61 2 9227 1113
	Attention:	Head of Debt Syndicate, Global Markets
	Name:	**Royal Bank of Canada**
	ABN:	86 076 940 880
	Address:	Level 46 2 Park Street Sydney NSW 2000 Australia
	Telephone:	+61 2 9033 3135
	Fax:	+61 2 9264 2899
	Attention:	Head of Debt Capital Markets

	Name:	**Westpac Banking Corporation**
	ABN:	33 007 457 141
	Address:	Level 2, Westpac Place 275 Kent Street Sydney NSW 2000 Australia
	Telephone:	+61 2 8253 4574
	Fax:	+61 2 8254 6937
	Attention:	Executive Director, of Syndicate and Frequent Borrowers

Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank.
Governing law	New South Wales
Notes to be subscribed for	A$1,000,000,000 5.50% Notes due 15 February 2016 (to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) ("**Notes**")
Date of Subscription Agreement	14 January 2011

General terms

Interpretation - Definitions are at the end of this agreement.

1 Appointment of Dealer

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints each of Australia and New Zealand Banking Group Limited ("**ANZ**"), Royal Bank of Canada ("**RBC**") and Westpac Banking Corporation ("**Westpac**") to act as a Lead Manager and Dealer in respect of the Notes on the terms set out in the Programme Agreement. Each Lead Manager and Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. Each Lead Manager and Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the relevant Lead Manager and Dealer that have arisen prior to such termination.

2 Acknowledgments by Lead Managers and Dealers

Each Lead Manager and Dealer acknowledges that it has received:

(a) a copy of the Programme Agreement; and

(b) copies of the Information Memorandum for the Notes.

3 Subscription

3.1 Subscription

On 18 January 2011 or any other date as is agreed between the Issuer and the Lead Managers and Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(b) each Lead Manager and Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against their name in immediately available funds.

Name of Dealer	**Principal Amount of Notes to be subscribed**	**Purchase Price**
ANZ	A$333,000,000	A$336,623,040
RBC	A$333,000,000	A$336,623,040
Westpac	A$334,000,000	A$337,633,920
Total	**A$1,000,000,000**	**A$1,010,880,000**

Amounts set out in the Purchase Price column include a deduction for the dealer fee set out in clause 7 ("Fees").

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 14 January 2011 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises each Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplement; and

(c) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Lead Manager and Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), the Issuer and each Lead Manager and Dealer agree that settlement shall take place on the following basis:

(a) ANZ agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to deliver the Notes to ANZ; and

(c) ANZ agrees to deliver the Notes to the other Lead Managers and Dealers in the amount specified as set out against their respective names in column 2 of the schedule in clause 3.1 ("Subscription") against payment to ANZ of an amount equal to their respective settlement amounts specified as set out against their respective names in column 3 of the table in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Managers and Dealers from their respective obligations to purchase the Notes in accordance with the other provisions of this agreement.

ANZ is not responsible to any other party if the Issuer or the other Lead Managers and Dealers do not comply with their respective obligations under this agreement and if a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Lead Manager and Dealer under paragraph (c) and ANZ need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

4 Programme Agreement

For the purposes of the Programme Agreement:

(a) the Notes are Notes as defined in the Programme Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Lead Manager and Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) each Lead Manager and Dealer accepts its appointment as a Lead Manager on the terms set out in the Programme Agreement.

5 Procedures

Each Lead Manager and Dealer acknowledges that:

(a) the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to Syndicated Issues applies to Notes issued under this agreement; and

(b) the selling restrictions set out in Schedule 4 of the Programme Agreement are amended as set out in Schedule 1 to the Pricing Supplement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Lead Manager and Dealer may terminate this agreement and the relevant Lead Manager and Dealer is released from their respective obligations under it.

7 Fees

The Issuer agrees to pay to the Lead Managers and Dealers on the Issue Date an aggregate dealer fee of 0.13 per cent of the aggregate principal amount of the Notes (being A$1,300,000). The Lead Managers and Dealers agree that such fee shall be divided between them in equal shares. The Issuer shall pay such fee by accepting the aggregate Purchase Price for the Notes which is calculated to include a deduction of such fee. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Managers and Dealers agree to pay, in 1/3 shares, the fees of Mallesons Stephen Jaques and Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Notes and all fees, costs and charges relating to the listing of the Notes on the stock exchange operated by ASX Limited.

9 Notices

Clause 17 ("Notices") of the Programme Agreement applies to this agreement.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Interpretation

12.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Lead Manager and Dealer means each person so described in the Details;

Note means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

12.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Kazuki Fukunaga for

ASIAN DEVELOPMENT BANK



Kazuki Fukunaga
Assistant Treasurer

LEAD MANAGERS AND DEALERS

SIGNED by Adam Gaydon)
)
as attorney for **AUSTRALIA AND**)
NEW ZEALAND BANKING)
GROUP LIMITED under power of)
attorney in the presence of:)
)
)



....)
Signature of witness)
ALLAN MADOC)
....)
Name of witness (block letters))



....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by ALAN DOWNIE)
)
as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:)

....)
Signature of witness)

DANIEL CHANDLER..........)
Name of witness (block letters))

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by and as attorneys for **WESTPAC BANKING CORPORATION** under power of attorney in the presence of:	)	Linda Mead Tier One Attorney ....
.... Signature of witness ZENOBIA PEREIRA .... Name of witness (block letters)	)	Mark Goddard Tier One Attorney .... By executing this agreement each attorney states that the attorney has received no notice of revocation of the power of attorney

Series No.: AUD 001-02-1
Tranche No.: 3


ADB

ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

A$1,000,000,000 5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) ("Notes")

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 ("**Information Memorandum**") and the Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes
2	Issuer:	Asian Development Bank
3	Lead Managers and Dealers:	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) Royal Bank of Canada (ABN 86 076 940 880) Westpac Banking Corporation (ABN 33 007 457 141)
4	Registrar:	Reserve Bank of Australia
5	Type of Issue:	Underwritten

6	Currency:	
	- of Denomination:	A$
	- of Payment:	A$
7	Aggregate principal amount of Tranche:	A$1,000,000,000
8	If interchangeable with existing Series:	The Notes are to be consolidated, form a single Series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010.
9	Issue Date:	18 January 2011
10	(i) Issue Price:	98.886 per cent. of the aggregate principal amount of the Tranche plus A$23,320,000 on account of accrued interest for 156 days from and including 15 August 2010 to but excluding 18 January 2011.
	(ii) Net Proceeds	A$1,010,880,000
11	Denomination(s):	A$5,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.
13	Interest:	
	(a) If Interest bearing:	
	(i) Interest Rate:	5.50% per annum paid semi-annually in arrear.
	(ii) Interest Amount	A$137.50 per Note of A$5,000 denomination, payable on a semi-annual basis.
	(iii) Interest Payment Dates:	15 February and 15 August of each year, commencing on 15 February 2011 and ending on the Maturity Date.
	(iv) Interest Period End Dates:	15 February and 15 August of each year, commencing on 15 February 2011 and ending on the Maturity Date subject to no adjustment.

	(v)	Applicable Business Day Convention:	
	-	for Interest Payment Dates:	Following
	-	for Maturity Date:	Following
	-	for Interest Period End Dates:	No adjustment
	-	any other dates:	Following
	(vii)	Day Count Fraction:	RBA Bond Basis
	(viii)	Interest Commencement Date (if different from the Issue Date):	15 August 2010
	(ix)	Minimum Interest Rate:	Not applicable
	(x)	Maximum Interest Rate:	Not applicable
	(xi)	Issue Yield:	5.755% (semi-annual compounding)
	(b)	If non-interest bearing:	
	-	Amortisation Yield:	Not applicable
	-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:		15 February 2016
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Listing:		Australian Securities Exchange
18	Clearing System:		Austraclear/Euroclear/Clearstream If accepted for admission to the respective system, interests in the Notes may be held through Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or through Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). In these circumstances, entitlements in respect of holdings of interests in the Notes in Euroclear would be held in Austraclear System by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in the Notes in

Clearstream, Luxembourg would be held in the Austraclear System by a nominee of J.P. Morgan Chase Bank, N.A. as custodian for Clearstream, Luxembourg.

The rights of a holder of interests in the Notes held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear System.

In addition any transfer of interests in the Notes, which are held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act 2001 of Australia and the requirements for minimum consideration set out in the Conditions of the Notes.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

19	Other Conditions:	Not applicable
20	Additional Selling Restrictions:	The Selling Restrictions relating to Australia, Japan, Hong Kong and the United States set out in the Information Memorandum are amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number	ISIN: AU0000ATBHB2 Common Code: EF2698241
22	Calculation Agent:	Not applicable
23	Recent Developments:	On 4 May 2010, ADB's Board of Governors approved the following with respect to its 2009 ordinary capital resources net loss:

a) U.S.$447.6 million, representing unrealized losses as of 31 December 2009, be added from the cumulative revaluation adjustments account;

b) U.S.$247.2 million, representing the adjustment to the loan loss reserve as of 31 December 2009, be added from the loan

loss reserve and then be allocated to surplus;

c) U.S.$230.9 million be allocated to the ordinary reserve;

d) U.S.$120.0 million be allocated to the Asian Development Fund;

e) U.S.$40.0 million be allocated to the Technical Assistance Special Fund;

f) U.S.$10.0 million be allocated to the Climate Change Fund; and

g) U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

With effect from 7 June 2010, Lakshmi Venkatachalam has been appointed as ADB's Vice-President (Private Sector and Cofinancing Operations).

24 U.S. Taxation: U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.

CONFIRMED

ASIAN DEVELOPMENT BANK



By: ....

Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer
Date: 14 January 2011

SCHEDULE 1

SELLING RESTRICTIONS

The following selling restrictions set out in the Information Memorandum are amended as follows:

Australia

The selling restriction for Australia is deleted and replaced with the following:

"***Australia***

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 or 7.9 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(iii) the offer or invitation is not made to a person who is a "retail client" within the meaning of section 761G of the Corporations Act); and

(iv) such action does not require any document to be lodged with ASIC.

In addition, each Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia."

Japan

The selling restriction for Japan is deleted and replaced with the following:

"Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (**"FIEA"**). Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws and ministerial guidelines of Japan."

Hong Kong

The selling restriction for Hong Kong is deleted and replaced with the following:

"Hong Kong

The Dealer has represented and agreed that:

(a) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong (**"SFO"**) and any rules made under the SFO; and

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a "prospectus" within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong (**"CO"**) or which do not constitute an offer within the meaning of the CO."

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

SCHEDULE 2

U.S. TAXATION

IRS Circular 230 Notice

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note issued pursuant to the terms specified in this Pricing Supplement (a "**New Note**") that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the New Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the New Notes as part of the initial offering of the New Notes at the stated issue price described above and who will hold New Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold New Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds New Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the New Notes should consult its own tax advisers.

The New Notes are to be consolidated, form a single series and be fungible with the existing 5.50% Medium Term Notes of the Asian Development Bank ("**ADB**") due 15 February 2016, which were issued on February 15, 2006 (the "**2006 Notes**"), and additional notes having the same terms, which were issued on March 30, 2010 (the "**2010 Notes**"). The 2006 Notes were issued at a price of 98.753% of their principal amount and thus were not issued with original issue discount for U.S. federal income tax purposes ("**OID**"). The 2010 Notes were issued at a price of 96.957% of their principal amount. Solely for U.S. federal income tax purposes, the 2010 Notes were treated as a separate issue , and are treated as having been issued with OID. There is no guidance regarding whether the New Notes will be treated as a reissuance of the 2006 Notes, which do not have OID, or of the 2010 Notes, which do have OID. Consequently, holders should expect that the issuance of the New Notes will be treated as a reissuance of the Notes that were issued with OID. Under this treatment, for the purpose of

calculating the amount of OID that holders should report, the issue price of the New Notes would be equal to the "adjusted issue price" (determined as described under "Original Issue Discount" below) of the 2010 Notes, based on accruals of the OID on such Notes since March 30, 2010 (*i.e.*, approximately 97.29% of their principal amount). If a holder's initial tax basis in the New Notes is greater than such amount, it will be entitled to reduce its periodic inclusions of OID (calculated as described under "Original Issue Discount" below) to reflect this "acquisition premium."

The remainder of this discussion assumes that the New Notes will be treated as having been issued with OID.

Investors should consult their own tax advisors in determining the tax consequences to them of holding New Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of United States federal alternative minimum, estate and gift tax laws, United States state, local, foreign or other tax laws.

Payments of Interest

Payments of stated interest on a New Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the New Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election ("Spot Election"), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such Spot Election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a New Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the New Note.

Original Issue Discount

As described above, United States holders of New Notes generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder. United States holders of the New Notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of a New Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on the New Note for all days during the taxable year that the United States holder owns the New Note. The daily portions of OID on a New Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of the New Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a New Note allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the New Note at the beginning of the accrual period by the yield to maturity of such New Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of stated interest allocable to that accrual period.

The yield to maturity of a New Note is the discount rate that causes the sum of the present values of all future payments on the New Note (principal and interest, if any) as of its original issue date to equal the issue price of such New Note. The "*adjusted issue price*" of a New Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of stated interest (if any) made with respect to such New Note in all prior accrual periods.

As a result of this "constant yield" method of including OID in income, the amounts includible in income by a United States holder in respect of a New Note denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a New Note (*i.e.*, the excess of all remaining payments to be received on the New Note, including payments of stated interest, over the amount paid by such United States holder for such New Note) under the constant-yield method described above.

A United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in Australian dollars using the constant-yield method described above, and (b) translating the amount of the Australian dollars so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder's taxable year) or, if the United States holder (including a holder using the cash method of accounting) makes a Spot Election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. All payments on a New Note (other than payments of stated interest) will generally be viewed first as payments of previously accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not stated interest or the sale or retirement of the New Note), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the New Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

Purchase, Sale and Retirement of New Notes

A United States holder's tax basis in a New Note generally will equal the cost of such New Note to such holder, increased by any amounts includible in income by the holder as OID and reduced by any payments other than payments of stated interest made on such New Note. The cost of such New Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The amount of any subsequent adjustments to a United States holder's tax basis in a New Note in respect of OID denominated in Australian dollars will be determined in the manner described under "—Original Issue Discount" above. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a New Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a New Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid stated interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such New Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the New Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the New Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a New Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such New Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the New Notes.

Non-United States Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation that is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a

non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the New Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the New Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, New Notes held by certain United States holders. Foreign persons receiving payments on the New Notes or disposing of New Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$1,000,000,000
5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000
5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50%
Notes due 15 February 2016 issued on 30 March 2010)

Filed pursuant to Rule 3 of Regulation AD
Dated: January 14, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$1,000,000,000 principal amount of 5.50% Notes due 15 February 2016 (the "Notes") (to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 14 January 2011 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 14 January 2011, the ADB entered into a Subscription Agreement, filed herewith, with Australia and New Zealand Banking Group Limited, Royal Bank of Canada and Westpac Banking Corporation (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$1,000,000,000 for an issue price of 98.886% (plus accrued interest from 15 August 2010 to the settlement date), less management and underwriting fees and selling concessions of 0.13%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 18 January 2011.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.886%, plus accrued interest from 15 August 2010 to the settlement date.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$333,000,000.00
Royal Bank of Canada	333,000,000.00
Westpac Banking Corporation	334,000,000.00
Total	A$1,000,000,000.00

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	98.886%	0.13%	98.756%
Total	A$988,860,000	A$1,300,000	A$987,560,000

*Plus accrued interest of A$23,320,000 for the period from 15 August 2010 to the settlement date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$18,000*
Listing Fees (Australian Securities Exchange).......	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 14 January 2011.

(d) (i) Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.

(ii) Pricing Supplement dated 14 January 2011.

MALLESONS STEPHEN JAQUES

Subscription Agreement

Dated 14 January 2011

In relation to the
A$1,000,000,000 5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010)

Asian Development Bank ("**Issuer**")

Australia and New Zealand Banking Group Limited
Royal Bank of Canada
Westpac Banking Corporation
("**Lead Managers and Dealers**")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: PJH:AYC

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement.

Parties	**Issuer** and **Lead Managers and Dealers** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Managers and Dealers	Name:	**Australia and New Zealand Banking Group Limited**
	ABN:	11 005 357 522
	Address:	Level 2 20 Martin Place Sydney NSW 2000 Australia
	Telephone:	+61 2 9227 1296
	Fax:	+ 61 2 9227 1113
	Attention:	Head of Debt Syndicate, Global Markets
	Name:	**Royal Bank of Canada**
	ABN:	86 076 940 880
	Address:	Level 46 2 Park Street Sydney NSW 2000 Australia
	Telephone:	+61 2 9033 3135
	Fax:	+61 2 9264 2899
	Attention:	Head of Debt Capital Markets

	Name:	**Westpac Banking Corporation**
	ABN:	33 007 457 141
	Address:	Level 2, Westpac Place 275 Kent Street Sydney NSW 2000 Australia
	Telephone:	+61 2 8253 4574
	Fax:	+61 2 8254 6937
	Attention:	Executive Director, of Syndicate and Frequent Borrowers
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank.	
Governing law	New South Wales	
Notes to be subscribed for	A$1,000,000,000 5.50% Notes due 15 February 2016 (to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) ("**Notes**")	
Date of Subscription Agreement	14 January 2011	

General terms

Interpretation - Definitions are at the end of this agreement.

1 Appointment of Dealer

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints each of Australia and New Zealand Banking Group Limited ("**ANZ**"), Royal Bank of Canada ("**RBC**") and Westpac Banking Corporation ("**Westpac**") to act as a Lead Manager and Dealer in respect of the Notes on the terms set out in the Programme Agreement. Each Lead Manager and Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. Each Lead Manager and Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the relevant Lead Manager and Dealer that have arisen prior to such termination.

2 Acknowledgments by Lead Managers and Dealers

Each Lead Manager and Dealer acknowledges that it has received:

(a) a copy of the Programme Agreement; and

(b) copies of the Information Memorandum for the Notes.

3 Subscription

3.1 Subscription

On 18 January 2011 or any other date as is agreed between the Issuer and the Lead Managers and Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(b) each Lead Manager and Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against their name in immediately available funds.

Name of Dealer	Principal Amount of Notes to be subscribed	Purchase Price
ANZ	A$333,000,000	A$336,623,040
RBC	A$333,000,000	A$336,623,040
Westpac	A$334,000,000	A$337,633,920
Total	**A$1,000,000,000**	**A$1,010,880,000**

Amounts set out in the Purchase Price column include a deduction for the dealer fee set out in clause 7 ("Fees").

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 14 January 2011 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises each Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplement; and

(c) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Lead Manager and Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), the Issuer and each Lead Manager and Dealer agree that settlement shall take place on the following basis:

(a) ANZ agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to deliver the Notes to ANZ; and

(c) ANZ agrees to deliver the Notes to the other Lead Managers and Dealers in the amount specified as set out against their respective names in column 2 of the schedule in clause 3.1 ("Subscription") against payment to ANZ of an amount equal to their respective settlement amounts specified as set out against their respective names in column 3 of the table in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Managers and Dealers from their respective obligations to purchase the Notes in accordance with the other provisions of this agreement.

ANZ is not responsible to any other party if the Issuer or the other Lead Managers and Dealers do not comply with their respective obligations under this agreement and if a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Lead Manager and Dealer under paragraph (c) and ANZ need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

4 Programme Agreement

For the purposes of the Programme Agreement:

(a) the Notes are Notes as defined in the Programme Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Lead Manager and Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) each Lead Manager and Dealer accepts its appointment as a Lead Manager on the terms set out in the Programme Agreement.

5 Procedures

Each Lead Manager and Dealer acknowledges that:

(a) the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to Syndicated Issues applies to Notes issued under this agreement; and

(b) the selling restrictions set out in Schedule 4 of the Programme Agreement are amended as set out in Schedule 1 to the Pricing Supplement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Lead Manager and Dealer may terminate this agreement and the relevant Lead Manager and Dealer is released from their respective obligations under it.

7 Fees

The Issuer agrees to pay to the Lead Managers and Dealers on the Issue Date an aggregate dealer fee of 0.13 per cent of the aggregate principal amount of the Notes (being A$1,300,000). The Lead Managers and Dealers agree that such fee shall be divided between them in equal shares. The Issuer shall pay such fee by accepting the aggregate Purchase Price for the Notes which is calculated to include a deduction of such fee. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Managers and Dealers agree to pay, in 1/3 shares, the fees of Mallesons Stephen Jaques and Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Notes and all fees, costs and charges relating to the listing of the Notes on the stock exchange operated by ASX Limited.

9 Notices

Clause 17 ("Notices") of the Programme Agreement applies to this agreement.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Interpretation

12.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Lead Manager and Dealer means each person so described in the Details;

Note means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

12.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Kazuki Fukunaga for

ASIAN DEVELOPMENT BANK



Kazuki Fukunaga
Assistant Treasurer

LEAD MANAGERS AND DEALERS

SIGNED by Adam Gaydon)
)
as attorney for **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED** under power of attorney in the presence of:)



....
Signature of witness

ALLAN MADOC
....
Name of witness (block letters)



....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by ALAN DOWNIE)
)
as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:)



Signature of witness

DANIEL CHANDLER
Name of witness (block letters)



By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by

and

as attorneys for **WESTPAC BANKING CORPORATION** under power of attorney in the presence of:

Pereira

Signature of witness

ZENOBIA PEREIRA

Name of witness (block letters)

Linda Mead

Linda Mead
Tier One Attorney

M Goddard

Mark Goddard
Tier One Attorney

By executing this agreement each attorney states that the attorney has received no notice of revocation of the power of attorney

Series No.: AUD 001-02-1
Tranche No.: 3



ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

A$1,000,000,000 5.50% Notes due 15 February 2016
(to be consolidated, form a single series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010) ("Notes")

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 ("**Information Memorandum**") and the Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes
2	Issuer:	Asian Development Bank
3	Lead Managers and Dealers:	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) Royal Bank of Canada (ABN 86 076 940 880) Westpac Banking Corporation (ABN 33 007 457 141)
4	Registrar:	Reserve Bank of Australia
5	Type of Issue:	Underwritten

6	Currency:	
	- of Denomination:	A$
	- of Payment:	A$
7	Aggregate principal amount of Tranche:	A$1,000,000,000
8	If interchangeable with existing Series:	The Notes are to be consolidated, form a single Series and be fungible with the A$400,000,000 5.50% Notes due 15 February 2016 issued on 15 February 2006 and the A$450,000,000 5.50% Notes due 15 February 2016 issued on 30 March 2010.
9	Issue Date:	18 January 2011
10	(i) Issue Price:	98.886 per cent. of the aggregate principal amount of the Tranche plus A$23,320,000 on account of accrued interest for 156 days from and including 15 August 2010 to but excluding 18 January 2011.
	(ii) Net Proceeds	A$1,010,880,000
11	Denomination(s):	A$5,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.
13	Interest:	
	(a) If Interest bearing:	
	(i) Interest Rate:	5.50% per annum paid semi-annually in arrear.
	(ii) Interest Amount	A$137.50 per Note of A$5,000 denomination, payable on a semi-annual basis.
	(iii) Interest Payment Dates:	15 February and 15 August of each year, commencing on 15 February 2011 and ending on the Maturity Date.
	(iv) Interest Period End Dates:	15 February and 15 August of each year, commencing on 15 February 2011 and ending on the Maturity Date subject to no adjustment.

	(v)	Applicable Business Day Convention:	
	-	for Interest Payment Dates:	Following
	-	for Maturity Date:	Following
	-	for Interest Period End Dates:	No adjustment
	-	any other dates:	Following
	(vii)	Day Count Fraction:	RBA Bond Basis
	(viii)	Interest Commencement Date (if different from the Issue Date):	15 August 2010
	(ix)	Minimum Interest Rate:	Not applicable
	(x)	Maximum Interest Rate:	Not applicable
	(xi)	Issue Yield:	5.755% (semi-annual compounding)
	(b)	If non-interest bearing:	
	-	Amortisation Yield:	Not applicable
	-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:		15 February 2016
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Listing:		Australian Securities Exchange
18	Clearing System:		Austraclear/Euroclear/Clearstream If accepted for admission to the respective system, interests in the Notes may be held through Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or through Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). In these circumstances, entitlements in respect of holdings of interests in the Notes in Euroclear would be held in Austraclear System by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in the Notes in

Clearstream, Luxembourg would be held in the Austraclear System by a nominee of J.P. Morgan Chase Bank, N.A. as custodian for Clearstream, Luxembourg.

The rights of a holder of interests in the Notes held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear System.

In addition any transfer of interests in the Notes, which are held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act 2001 of Australia and the requirements for minimum consideration set out in the Conditions of the Notes.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

19	Other Conditions:	Not applicable
20	Additional Selling Restrictions:	The Selling Restrictions relating to Australia, Japan, Hong Kong and the United States set out in the Information Memorandum are amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number	ISIN: AU0000ATBHB2 Common Code: EF2698241
22	Calculation Agent:	Not applicable
23	Recent Developments:	On 4 May 2010, ADB's Board of Governors approved the following with respect to its 2009 ordinary capital resources net loss:

a) U.S.$447.6 million, representing unrealized losses as of 31 December 2009, be added from the cumulative revaluation adjustments account;

b) U.S.$247.2 million, representing the adjustment to the loan loss reserve as of 31 December 2009, be added from the loan

loss reserve and then be allocated to surplus;

c) U.S.$230.9 million be allocated to the ordinary reserve;

d) U.S.$120.0 million be allocated to the Asian Development Fund;

e) U.S.$40.0 million be allocated to the Technical Assistance Special Fund;

f) U.S.$10.0 million be allocated to the Climate Change Fund; and

g) U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

With effect from 7 June 2010, Lakshmi Venkatachalam has been appointed as ADB's Vice-President (Private Sector and Cofinancing Operations).

24 U.S. Taxation: U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.

CONFIRMED

ASIAN DEVELOPMENT BANK

By:  ....

Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer
Date: 14 January 2011

SCHEDULE 1

SELLING RESTRICTIONS

The following selling restrictions set out in the Information Memorandum are amended as follows:

Australia

The selling restriction for Australia is deleted and replaced with the following:

"***Australia***

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 or 7.9 of the Corporations Act;

(ii) such action complies with all applicable laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(iii) the offer or invitation is not made to a person who is a "retail client" within the meaning of section 761G of the Corporations Act); and

(iv) such action does not require any document to be lodged with ASIC.

In addition, each Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia."

Japan

The selling restriction for Japan is deleted and replaced with the following:

"Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan ("**FIEA**"). Each Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws and ministerial guidelines of Japan."

Hong Kong

The selling restriction for Hong Kong is deleted and replaced with the following:

"Hong Kong

The Dealer has represented and agreed that:

(a) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong ("**SFO**") and any rules made under the SFO; and

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a "prospectus" within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong ("**CO**") or which do not constitute an offer within the meaning of the CO."

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

SCHEDULE 2

U.S. TAXATION

IRS Circular 230 Notice

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note issued pursuant to the terms specified in this Pricing Supplement (a "**New Note**") that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the New Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the New Notes as part of the initial offering of the New Notes at the stated issue price described above and who will hold New Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold New Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "funotional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds New Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the New Notes should consult its own tax advisers.

The New Notes are to be consolidated, form a single series and be fungible with the existing 5.50% Medium Term Notes of the Asian Development Bank ("**ADB**") due 15 February 2016, which were issued on February 15, 2006 (the "**2006 Notes**"), and additional notes having the same terms, which were issued on March 30, 2010 (the "**2010 Notes**"). The 2006 Notes were issued at a price of 98.753% of their principal amount and thus were not issued with original issue discount for U.S. federal income tax purposes ("**OID**"). The 2010 Notes were issued at a price of 96.957% of their principal amount. Solely for U.S. federal income tax purposes, the 2010 Notes were treated as a separate issue , and are treated as having been issued with OID. There is no guidance regarding whether the New Notes will be treated as a reissuance of the 2006 Notes, which do not have OID, or of the 2010 Notes, which do have OID. Consequently, holders should expect that the issuance of the New Notes will be treated as a reissuance of the Notes that were issued with OID. Under this treatment, for the purpose of

calculating the amount of OID that holders should report, the issue price of the New Notes would be equal to the "adjusted issue price" (determined as described under "Original Issue Discount" below) of the 2010 Notes, based on accruals of the OID on such Notes since March 30, 2010 (*i.e.*, approximately 97.29% of their principal amount). If a holder's initial tax basis in the New Notes is greater than such amount, it will be entitled to reduce its periodic inclusions of OID (calculated as described under "Original Issue Discount" below) to reflect this "acquisition premium."

The remainder of this discussion assumes that the New Notes will be treated as having been issued with OID.

Investors should consult their own tax advisors in determining the tax consequences to them of holding New Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of United States federal alternative minimum, estate and gift tax laws, United States state, local, foreign or other tax laws.

Payments of Interest

Payments of stated interest on a New Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the New Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election ("Spot Election"), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such Spot Election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a New Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the New Note.

Original Issue Discount

As described above, United States holders of New Notes generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder. United States holders of the New Notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of a New Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on the New Note for all days during the taxable year that the United States holder owns the New Note. The daily portions of OID on a New Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of the New Note, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a New Note allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the New Note at the beginning of the accrual period by the yield to maturity of such New Note (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of stated interest allocable to that accrual period.

The yield to maturity of a New Note is the discount rate that causes the sum of the present values of all future payments on the New Note (principal and interest, if any) as of its original issue date to equal the issue price of such New Note. The "*adjusted issue price*" of a New Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of stated interest (if any) made with respect to such New Note in all prior accrual periods.

As a result of this "constant yield" method of including OID in income, the amounts includible in income by a United States holder in respect of a New Note denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a New Note (*i.e.*, the excess of all remaining payments to be received on the New Note, including payments of stated interest, over the amount paid by such United States holder for such New Note) under the constant-yield method described above.

A United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in Australian dollars using the constant-yield method described above, and (b) translating the amount of the Australian dollars so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder's taxable year) or, if the United States holder (including a holder using the cash method of accounting) makes a Spot Election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. All payments on a New Note (other than payments of stated interest) will generally be viewed first as payments of previously accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not stated interest or the sale or retirement of the New Note), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the New Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

Purchase, Sale and Retirement of New Notes

A United States holder's tax basis in a New Note generally will equal the cost of such New Note to such holder, increased by any amounts includible in income by the holder as OID and reduced by any payments other than payments of stated interest made on such New Note. The cost of such New Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The amount of any subsequent adjustments to a United States holder's tax basis in a New Note in respect of OID denominated in Australian dollars will be determined in the manner described under "—Original Issue Discount" above. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a New Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a New Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid stated interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such New Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the New Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the New Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a New Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such New Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the New Notes.

Non-United States Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation that is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a

non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the New Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the New Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, New Notes held by certain United States holders. Foreign persons receiving payments on the New Notes or disposing of New Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.